Exhibit (a)(5)

NOTICE OF ELECTION TO WITHDRAW OPTIONS FROM OFFER TO EXCHANGE

If you previously elected to accept the Company’s Offer to Exchange, and you would like to change your election and reject this offer, you must sign this Notice (or otherwise provide written notice containing the required information) and return it to Linda L. Thompson, Assistant Secretary and Director, Shareholder Relations, at the Company before 11:59 P.M., Eastern Time on January 22, 2004 unless the Offer to Exchange is extended by the Company in its sole discretion, in which case the Offer to Exchange will become irrevocable upon the expiration of the extension.

To Interstate Bakeries Corporation:

I previously received a copy of the Company’s offering materials filed with the Securities and Exchange Commission on Schedule TO on December 22, 2003 (the “offering materials”), and signed and returned the Election Form, in which I elected to tender all of my eligible options. I now wish to withdraw that election in its entirety. I understand that by signing this Notice and delivering it to the Company in accordance with the terms set forth in the offering materials, none of my eligible options will be exchanged and will instead continue to be governed by the Company’s Amended and Restated 1996 Stock Incentive Plan and the relevant option agreement(s) between the Company and me.

I have completed and signed this Notice exactly as my name appears on the original Election Form.

Optionee’s Signature	Date

Optionee’s Printed Name